ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-40 06 WWW.ROPESGRAY.COM

February 20, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Mr. James O’Connor

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Post-Effective Amendment No. 132 to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 134 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of RS Investment Trust (the “Registrant”) filed on December 9, 2014 (the “Registration Statement”) (File Nos. 333-16439 and 811-05159)

Dear Mr. O’Connor:

This letter responds to comments received on January 23, 2015, relating to the Registration Statement for two new series of the Registrant, RS Focused Opportunity Fund and RS Focused Growth Opportunity Fund (together, the “Funds”). For convenience of reference, the Securities and Exchange Commission (the “SEC” or “Commission”) staff’s comments have been summarized before each response.

Prospectus

1.	Comment: Please disclose whether waived fees can be recouped.

Response: RS Investment Management Co. LLC (“RS Investments”), the investment adviser to the Funds, does not have the contractual ability to recoup prior period fees and expenses under the expense limitation agreement applicable to the Funds, and, as such, no disclosure with respect to recoupment is provided in the fund summaries.

2.	Comment: If the Funds use a growth investment style, please consider describing the risks associated with a growth investment style in the Principal Risks sections.

Response: The Funds may use a growth investment style, and the Registrant respectfully submits that the Funds’ Investment Style Risk in the Principal Risks sections describe the risks of investing principally in growth style stocks over investing more broadly.

3.	Comment: Please add a line item to the Annual Fund Operating Expenses tables for the anticipated interest and dividend expense on short sales.

Response: The Registrant notes that the Annual Fund Operating Expenses table for each of the Funds includes a line item for “Dividend/Interest Expense on Short Sales.”

4.	Comment: Please revise the Funds’ derivatives-related disclosures in substantial conformity with the guidance offered in the July 30, 2010 letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute.

Response: The Registrant believes that the Funds’ derivatives-related disclosures are appropriate, and also notes that the following change has been made: “The Fund may use derivatives transactions, ~~such as~~ including options, total return swaps, futures, and contracts for differences, to gain long or short exposure to equity securities, as an alternative to direct positions in those equity securities.

5.	Comment: In the Principal Investment Strategies sections, please consider making the following change: “Although short positions will be used primarily to reduce specific risk exposures in the Fund’s portfolio, RS Investments will generally attempt to enter into short positions on securities it expects to decline in value, ~~resulting~~ attempting to create over time ~~in~~ an incremental total return, or “alpha,” to the Fund.”

Response: The requested change has been made.

6.	Comment: Please disclose whether the Funds will invest in emerging market countries and, if so, include appropriate risk disclosure.

Response: The Registrant notes that the Funds do not currently intend to invest in emerging market countries. The Registrant believes that the Funds’ disclosure is consistent with the Funds’ investment strategies.

7.	Comment: In the Annual Fund Operating Expenses tables, please disclose in the “Other Expenses” line item, or in a subcategory line item under “Other Expenses,” an estimate for any dividends, interest, or premiums and/or expenses that would be paid for Fund shares sold short. A footnote to such line item should explain why the Funds pay these expenses.

Response: As noted in the response to comment 3 above, the Annual Fund Operating Expenses table for each of the Funds includes a line item for “Dividend/Interest Expense on Short Sales.” The Registrant respectfully declines to include an explanatory footnote, as it is not aware of any requirement to include such footnote.

8.	Comment: Please disclose whether the Funds will concentrate their investments.

Response: The Registrant does not currently intend to concentrate the Funds’ investments in a particular industry.

9.	Comment: In the Principal Risks sections, under Portfolio Turnover Risk, please clarify that a portfolio turnover above 100% may result in distributions that are characterized entirely as short-term capital gain. Please also clarify the disadvantaged nature of short-term capital gain distributions (i.e., such distributions are taxed as ordinary income and disadvantaged as compared to other realized short-term capital gains).

Response: The Registrant notes that, under Portfolio Turnover Risk, the Funds disclose that higher portfolio turnover may result in more significant distributions of short-term capital gains.

The Registrant also has revised the tax disclosure in the Funds’ Prospectus and Statement of Additional Information, as follows:

Prospectus – Taxes – Taxes on Dividends and Distributions

Distributions of gains from the sale of investments that a Fund owned (or is deemed to have owned) for one year or less will be taxable as ordinary income, and shareholders will not be able to offset such distributions with capital losses that they recognize with respect to their other investments.

Statement of Additional Information – Taxes

Distributions from a Fund generally will be taxable to shareholders as ordinary income to the extent derived from investment income and net short-term capital gains, except to the extent of qualified dividend income (described below). Shareholders will not be able to offset capital losses that they recognize with respect to their other investments against distributions of net short-term capital gains.

10.	Comment: In the Principal Risks sections, under Portfolio Turnover Risk, please clarify the following statement and whether it refers to an existing Fund or estimate of portfolio turnover: “In recent periods, the Fund has experienced annual portfolio turnover in excess of 100% and will likely experience high portfolio turnover rates in the future.”

Response: The Registrant has revised Portfolio Turnover Risk, as follows:

Frequent purchases and sales of portfolio securities may result in higher Fund expenses and may result in more significant distributions of short-term capital gains to investors, which are taxed as ordinary income. ~~In recent periods, the Fund has experienced annual portfolio turnover in excess of 100% and will likely experience high portfolio turnover rates in the future.~~

11.	Comment: In the Fund Performance sections, please add the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A (the “Form”), which explains that updated performance information is available and provides a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: The Registrant respectfully declines to make the requested change and notes that, because the Funds have not yet commenced investment operations, the additional disclosure required by Item 4(b)(2)(i) of the Form is not currently applicable.

12.	Comment: Please confirm whether the Funds need to disclose an Acquired Fund Fees and Expenses line item in the Annual Fund Operating Expenses tables pursuant to Instruction 3(f) to Item 3 of the Form. If a Fund is not required to disclose an Acquired Fund Fees and Expenses line item because such expenses do not exceed 0.01 percent (one basis point) of the Fund’s average net assets, please confirm that these amounts are included in the calculation of “Other Expenses.”

Response: The Registrant confirms that it does not need to disclose an Acquired Fund Fees and Expenses line item because the Funds do not currently expect the fees and expenses incurred indirectly by each Fund as a result of investments in shares of one or more “Acquired Funds” (as defined in Instruction 3(f)(i) to Item 3 of the Form) to exceed one basis point of the average net assets of the Fund. The Registrant confirms that any expenses of one basis point or less are included in the “Other Expenses” line item.

13.	Comment: If investing in other investment companies is a principal investment strategy of the Funds, please consider including appropriate risk disclosure, including, for example, that the Funds will incur a double layer of fees in the Principal Risks sections.

Response: The Registrant notes that the Funds do not currently intend to invest in other investment companies as a principal investment strategy.

14.	Comment: In the Fund Performance section of RS Focused Growth Opportunity Fund’s fund summary, please delete the following, as the information is neither permitted nor required by Item 4 of the Form: “Certain supplemental performance information is included in Appendix A to this Prospectus. The performance information presented in Appendix A is not that of the Fund.”

Response: The requested change has been made.

15.	Comment: In the Additional Information About Principal Risks section, under Derivatives Risk, please consider making the following change: “Derivative transactions ~~can~~ create investment leverage and may be highly volatile.”

Response: The Registrant respectfully declines to make the requested change as there may be circumstances when the sentence, as changed, would not be accurate.

16.	Comment: Please describe, where appropriate, the segregation policies for each kind of derivative that the Funds may use as part of their principal investment strategies. These descriptions should relate to the coverage requirements of Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and subsequent no-action letters.

Response: The Registrant respectfully submits that it believes that the Funds’ asset segregation policies are consistent with the Commission’s guidance in this regard. The Registrant notes that the Statement of Additional Information discloses that the Funds will take the necessary steps to segregate their assets when entering into derivatives transactions or engage in other measures to cover their obligations. Further, for ease of reference, the Registrant has summarized its asset segregation and coverage disclosure in the Statement of Additional Information, as follows:

Asset Segregation and Coverage

A Fund may be required to earmark or otherwise segregate liquid assets in respect of its obligations under derivatives transactions that involve contractual obligations to pay in the future, or a Fund may engage in other measures to “cover” its obligations with respect to such transactions. The amounts that are earmarked or otherwise segregated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. In certain circumstances, a Fund may enter into an offsetting position rather than earmarking or segregating liquid assets. A Fund may modify its asset segregation and coverage policies from time to time. Although earmarking or segregating may in certain cases have the effect of limiting a Fund’s ability to engage in derivatives transactions, the extent of any such limitation will depend on a variety of factors, including the method by which the Fund determines the nature and amount of assets to be earmarked or segregated.

17.	Comment: In the Additional Information About the Funds’ Investment Strategies and Risks section, under Borrowing, please consider making the following change: “The Funds may borrow money for temporary ~~emergency~~ purposes or to facilitate redemptions, and some Funds may borrow as part of their investment strategies.”

Response: The requested change has been made, as follows:

Borrowing

The Funds may borrow money for temporary ~~emergency~~ purposes, ~~or~~ to facilitate redemptions, ~~and some Funds may borrow~~ or as part of their investment strategies.

18.	Comment: Please clarify that the Funds will not borrow for leveraging purposes.

Response: The Registrant confirms that the Funds will not borrow for leveraging purposes. The Registrant also notes that, pursuant to the Funds’ investment limitations, the Funds may borrow to the extent consistent with applicable law.

19.	Comment: In the Additional Information About the Funds’ Investment Strategies and Risks section, under Forward Foreign-currency Exchange Contracts, please disclose specifically how the Funds intend to cover forward currency exchange contracts in terms of Release 10666.

Response: The Registrant notes that the Statement of Additional Information discloses that the Funds will take the necessary steps to segregate their assets when entering into derivatives transactions or engage in other measures to cover their obligations. Further, as noted in comment 16 above, the Registrant has summarized its asset segregation and coverage disclosure in the Statement of Additional Information.

20.	Comment: Please identify the no-action letter or other precedent upon which the Registrant is relying on to include the supplemental performance for RS Focused Growth Opportunity Fund and describe how the Fund’s use of the performance of the separate account complies with the criteria and conditions set forth in the no-action letter or other precedent. Please also represent that the Fund’s objective, policies, guidelines, and restrictions are, in all material respects, the same as the predecessor separate account and that the separate account was created for purposes entirely unrelated to the establishment of a performance record. Please identify whether the adviser to the Fund has managed any other accounts substantially similar to this separate account, and identify any other substantially similar accounts that had lower performance as compared to this separate account. Please identify whether any portion of the separate account’s portfolio securities will be transferred to the Fund. Please disclose the tax status and the regulatory classification of the separate account. Also, if the standardized Commission method was not used to calculate the average annual total return, please disclose how the performance was calculated and that this method differs from the standardized Commission method. Please identify whether the separate account’s performance was audited. If not, please explain. If the performance was audited, please describe what kind of audit or verification of the performance was conducted.

Response: RS Investments manages a separate account with an investment objective, strategies, and policies that are substantially similar to those of the Fund (the “Similarly Managed Account”). The Registrant respectfully submits that the supplemental performance information of the Similarly Managed Account will be included in the Fund’s Prospectus in reliance on Growth Stock Outlook Trust, Inc., 1986 SEC No-Action Letter Lexis 2026 (April 15, 1986) (“Growth Stock”), and subsequent no-action letters. The Registrant notes that, in accordance with Growth Stock, (i) the Similarly Managed Account is the only account managed by RS Investments that has an investment objective, strategies, and policies that are substantially similar to those of the Fund, (ii) the relative sizes of the Fund and the Similarly Managed Account are sufficiently comparable such that the Similarly Managed Account’s performance would be considered relevant to a Fund shareholder, and (iii) the supplemental performance clearly states that the information relates to RS Investments’ management of the Similarly Managed Account and should not be considered indicative of the Fund’s future performance.

The Registrant respectfully declines to make the representation that the Similarly Managed Account was created for purposes entirely unrelated to the establishment of a performance record because such condition is applicable in cases where a registered fund seeks to include, as part of its own performance information, the performance information of a predecessor unregistered account for the period prior to the effectiveness of the fund’s registration statement. See MassMutual Institutional Funds, 1995 SEC No-Action Letter Lexis 747 (September 28, 1995). The Registrant notes that the Similarly Managed Account is not a predecessor account of the Fund in this regard and that the supplemental performance information of the Similarly Managed Account will be presented only in addition to, and not as a part of, the Fund’s own performance information.

The Registrant confirms that the Similarly Managed Account’s portfolio securities will not be transferred to the Fund. The Similarly Managed Account is not registered under the 1940 Act and is not a regulated investment company under the Internal Revenue Code. The standardized Commission method was used to calculate the performance of the Similarly Managed Account (adjusted to take into account the fact that the Similarly Managed Account is a separate account and not a unitized vehicle). The Similarly Managed Account’s performance was not audited.

Statement of Additional Information

21.	Comment: Please inform us of whether the Funds intend to invest in contingent capital notes.

Response: The section on contingent capital notes has been removed.

22.	Comment: Please disclose whether the Funds will cover their obligations on a daily marked-to-market (net) basis.

Response: The Registrant respectfully submits that how the Funds segregate against their obligations will depend on the nature of the transaction. For example, if a transaction is settled on a net basis, then only the net amount will typically be segregated. As noted in comment 16 above, the Registrant has summarized its asset segregation and coverage disclosure in the Statement of Additional Information.

23.	Comment: Please disclose that the Funds may be limited with respect to investments in commodities by both Section 3(a) of the 1940 Act and the qualifying income test of Subchapter M of the Internal Revenue Code. (See Rev. Rul. 2006-1.) Please also inform us of whether the Funds intend to make such investments through a “controlled foreign corporation,” as such term is defined under Code Section 957.

Response: The requested change has been made, as follows:

The manner and extent of a Fund’s investments in precious metals may be limited by provisions of the 1940 Act and its intention to qualify as a regulated investment company under Subchapter M of the Code, and any such investments by the Fund may adversely affect the ability of the Fund to ~~so~~ qualify as a regulated investment company.

The Registrant also confirms that the Funds do not intend to invest in commodities through a controlled foreign corporation.

24.	Comment: Please clarify the Funds’ Prospectus disclosure that indicates that the Funds will only borrow for “temporary purposes,” in light of the breadth of the Funds’ fundamental investment restriction on borrowing, which states as follows: “The Funds may borrow money and issue senior securities to the extent consistent with applicable law from time to time.”

Response: The Registrant notes that the Funds’ fundamental investment restriction on borrowing states the general policy of the Funds, whereas the Funds’ disclosure on borrowing in the Additional Information About the Funds’ Investment Strategies and Risks section, which provides that “The Funds may borrow money for temporary purposes, to facilitate redemptions, or as part of their investment strategies,” states the Funds’ intention with respect to borrowing. The Registrant respectfully submits that the general policy of the Funds on borrowing is not inconsistent with Funds’ intention regarding the same.

25.	Comment: The Funds are not permitted to issue senior securities except as permitted in Sections 18(f)(1) and (g) of the 1940 Act, but the Commission has indicated that it will not raise the issue with respect to other transactions so long as the coverage requirements of Release 10666 are satisfied. Please clarify the following statement in light of this information: “The Funds may borrow money and issue senior securities to the extent consistent with applicable law from time to time.”

Response: The Registrant respectfully submits that the statement makes clear that any borrowings by the Funds will only be made to the extent consistent with applicable law. That would include compliance with Section 18 of the 1940 Act and Release 10666, where applicable.

26.	Comment: Loans of portfolio securities and repurchase agreements are restricted by staff-imposed limitations. Also, repurchase agreements must be fully collateralized in conformity with Rule 5b-3 under the 1940 Act. Please clarify that the Funds will be compliant with applicable regulations and staff interpretations.

Response: The Registrant respectfully notes that those limitations and collateralization requirements are described in the Additional Information About the Funds’ Investment Strategies and Risks section of the Prospectus.

27.	Comment: We note that the Funds’ fundamental investment restriction 6 contains the definition of concentration from the instruction to Item 8.2(b) of Form N-2 for closed-end funds. Please consider substituting the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) of the Form (i.e., “invest more than 25% of the value of its net assets”).

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that in recent SEC no-action letter guidance, the staff describes the concentration policy of an open-end investment company in the recitation of facts as follows: “The Fund’s investment adviser believes it is in the best interests of the Fund and its shareholders to afford the Fund the ability to invest more than 25% of its total assets [in an industry].” (emphasis added). See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (publ. avail. July 8, 2013). The staff goes on to state its position that “a fund is concentrated if it invests more than 25% of the value of its assets in any one industry.” (emphasis added). Accordingly, the Registrant believes that the Fund’s fundamental investment restriction 6 is consistent with industry concentration policies recently reviewed by the staff.

28.	Comment: Please clarify, in the following paragraph (the “third paragraph”) in the Funds’ Investment Limitations section, that the asset coverage requirements under Section 18(f)(1) of the 1940 Act are continuous: “All percentage limitations on investments will apply at the time of investment (excluding investments in illiquid securities) and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Except for the investment restrictions listed above as fundamental or to the extent designated as such in the Prospectus, the other investment policies described in this SAI or in the Prospectus are not fundamental and may be changed by approval of the Trustees.”

Response: The Registrant notes that the third paragraph discusses the application of investment limitations on investments and is not intended to discuss asset coverage requirements under Section 18(f)(1) of the 1940 Act. The Registrant respectfully submits that the following paragraph in the Funds’ Investment Limitations section describes the asset coverage requirements under Section 18(f)(1) of the 1940 Act, as follows, “The 1940 Act permits an open-end investment company to borrow money from a bank so long as the ratio which the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%. The 1940 Act provides that, in the event that such asset coverage shall at any time fall below 300%, a mutual fund shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Securities and Exchange Commission (the “SEC”) may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.”

Should you have any questions, please do not hesitate to call me at (415) 315-2306. Thank you for your assistance.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

cc:	Nina Gupta, RS Investment Trust

Timothy W. Diggins, Ropes & Gray LLP